MEMORANDUM
TO:	Tony Burak U. S. Securities and Exchange Commission
FROM:	Gerard A.M. Oprins Chief Financial Officer & Treasurer JNL Series Trust
CC:	Susan S. Rhee Vice President & Chief Legal Officer & Secretary JNL Series Trust
DATE:	September 17, 2014
SUBJECT:	Response to Comments to Form N-CSR for JNL Series Trust (the "Trust" or "Registrant") File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) comments received telephonically on September 8, 2014 to the Trust's annual report for the year ended December 31, 2013 ("Annual Report") as filed with the Commission on Form N-CSR on March 6, 2014.

The comments, as we understood them, are repeated below in italics, with responses immediately following.

1.            For all JNL Fund of Funds (FOFs), please state the class of underlying funds being used.

Response: The Registrant respectfully notes that the share class of the underlying JNL funds in which the JNL FOFs invest is disclosed in Note 4 of the of the "Notes to Financial Statements" for the "JNL Series Trust Master Feeder Funds and Fund of Funds". An excerpt from the noted section is below with the relevant disclosure underlined.

Investments in Affiliates - The fund of funds invested solely in Class A shares of other affiliated Funds advised by JNAM or Curian.  JNL/American Funds Blue Chip Income and Growth Fund, JNL/American Funds Global Bond Fund, JNL/American Funds Global Small Capitalization Fund, JNL/American Funds Growth-Income Fund, JNL/American Funds International Fund and JNL/American Funds New World Fund ("American Funds Feeder Funds") invest primarily all of their investable assets in the respective American Funds Master Fund.  Due to their ownership of more than 5% of the shares of the American Funds Master Fund, the JNL American Funds Feeder Funds may be deemed an affiliated person thereof under the 1940 Act.  The total value and cost of such affiliated investments is disclosed separately in the Statements of Assets and Liabilities, and the associated income and realized gain (loss) are disclosed separately in the Statements of Operations.

Prospectively, the Registrant will indicate the share class of the underlying funds in the Schedules of Investments.

2.            The Commission Staff notes that Note 4 of the "Notes to Financial Statements" for the "JNL Series Trust Master Feeder Funds and Fund of Funds" includes a table disclosing the long-term investments in affiliates for the feeder funds.  Please provide the same chart for the FOFs per Regulation SX.

Response: The Registrant has noted the Commission Staff's comment and for consistency in disclosures will add a similar disclosure for the FOFs prospectively.

3.            The Commission Staff notes that Note 8 of the "Notes to Financial Statements" for the "JNL Series Trust Sub-Advised Funds" discusses management's agreement to waive fees and reimburse expenses with respect to the JNL/WMC Money Market Fund. Please state how long management's recoupment period is.

Response: The Registrant will add the following italicized and underlined disclosure into the paragraph prospectively:

Fee Waiver and Expense Reimbursements - Pursuant to a contractual expense limitation agreement, JNAM agreed to waive fees and reimburse expenses of the JNL/WMC Money Market Fund to the extent necessary to limit operating expenses of each class of shares of the Fund (excluding brokerage expense, interest, taxes, and extraordinary expenses) to an annual rate as a percentage of average daily net assets equal to or less than the Fund's net investment income for the period.  JNAM may recover previously reimbursed expenses from the Fund for fees waived and reimbursed for a period of three years from the end of the fiscal year in which fees were waived and a reimbursement took place.  During the year ended December 31, 2013, JNAM did not recover any previously reimbursed expenses.  At December 31, 2013, the amount of potentially recoverable expenses (in thousands) was $3,122 that expires on December 31, 2014, $3,517 that expires on December 31, 2015 and $5,050 that expires on December 31, 2016.

4.            The Commission Staff notes that a footnote to the Fund Performance line graph for the JNL/Invesco MidCap Value Fund discloses a change in the benchmark.  Please state the reason for the benchmark change.

Response: The Registrant notes that the explanation for the Fund's benchmark change was stated in the "Portfolio Manager Commentary" narrative for the Fund as follows:

Effective September 16, 2013, Invesco Advisers, Inc. assumed management responsibility for the Fund.  At that time the Fund's benchmark was changed to the Russell Midcap Value Index.

The Registrant notes that prospectively, the reason for a benchmark change also will be disclosed in the footnote to the Fund Performance line graph.

5.            The Commission Staff notes that the Fund Performance total return table states that the inception date for the JNL/PPM America Mid Cap Value Fund is 3/31/08, but the Fund Performance line graph begins in 2009. Please reconcile.

Response: The Registrant notes that this was a typographical error.  The horizontal axis of the Fund Performance line graph should start with December 2007.  However, the plot points provided in the Fund Performance line graph (i.e., the shape of the line) are for the period March 31, 2008 through December 31, 2013.

6.            The Commission Staff notes that management has not agreed to waive fees or reimburse expenses in connection with the JNL/Ivy Asset Strategy Fund, but the Statements of Assets and Liabilities for this Fund shows $4,000 receivable from the Adviser.  Please explain what this is for.

Response: The Registrant notes that the receivable relates to a reimbursement to the Fund for an immaterial NAV error.

7.            The Commission Staff notes that the Statement of Assets and Liabilities for the JNL/Mellon Capital Bond Index Fund discloses a $63,000 payable for dividends on securities sold short. Please clarify if this fund is permitted to engage in short sales. There does not appear to be any disclosure in the Fund's prospectus. Please also confirm that all income of short sales, if any, is reflected in the Statement of Operations. The Commission Staff notes that the Statement of Operations for this Fund discloses $0 for dividends on securities sold short, despite the disclosed paybable on the Statement of Assets and Liabilities. Please reconcile.

Response: The Registrant states that this was a typographical error.  The relevant line item caption in the Statement of Assets and Liabilities for the JNL/Mellon Capital Bond Index Fund should state "Payable for interest on forward sales commitments".

8.            Please provide "Tandy" representations.

Response:  A "Tandy" letter will be filed as correspondence accompanying this response.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

cc:            File

September 17, 2014

U.S. Securities and Exchange Commission	Via E-Mail
Division of Investment Management
Attn: Tony Burak

Re:	JNL Series Trust
Form N-CSR (as filed with the U.S. Securities and Exchange Commission ("Commission") on March 6, 2014) File No: 811-8894

Dear Commissioners:

I am writing on behalf of the above-referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the above-referenced filing; comments by the staff of the Commission or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary